May 12, 2025

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Boulevard
Culver City, California 90230

       Re: Snail, Inc.
           Registration Statement on Form S-1
           Filed May 8, 2025
           File No. 333-287057
Dear Heidy Chow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Patrick J. Egan